
SALONS AND STUDIOS

BUSINESS PLAN

2023


1) Company Overview
2) Company Statement of Operations And Ideals
3) Company Structure
4) Contact Information
5) Board Of Directors
6) President
7) Company Organization Structure
8) Company Goals And Benchmarks
9) Onboarding
10) Listing, Marketing, Management
11) Document Generation, Signing Authorities and Communication
12) Meetings
13) Market Expansion
14) Expansion Criteria
15) Financial Projections Of Expansion

1   Company Overview

Salons And Studios (Salons) develops real estate suites to sublet personalized, furnished studios to licensed, beauty and wellness small business owners.

2   Company Statement of Operations And Ideals

Salons believes in individuals. These individual owners personalize their own room to fit their small business and reach their clients. The individual owners have the freedom to make their own decisions and can come together when mutually beneficial.

3   Company Structure

Each Salons And Studios is a limited liability corporation and Mark Snyder is the sole proprietor. There are currently four locations, in order of founding:
- 2225 West 53rd Street, Davenport, Iowa
- 3545 Middle Road, Bettendorf, Iowa
- 4610 Utica Ridge Road, Davenport, Iowa
- 2421 Coral Court #3, Coralville, Iowa

4   Company Information

The Company's headquarters is 4610 Utica Ridge Road, Davenport, Iowa 52807, but this is subject to change with additional locations and staffing. The mailing address is 2884 Devil's Glen Road, Bettendorf, Iowa.

5   Board Of Directors

The Company will have a Board Of Directors of not more than four other individuals. The current Board consists of Mark Snyder.

Mark Snyder is the Chairman of the Board, with the sole responsibility and authority to select physical locations of all Salons And Studios, including lease negotiation and execution.

Additional Board Of Director approval responsibilities include:
1) Approval of marketing / listing agreements.
2) Outside of the Quad City Area Marketing, requiring an annual report from The President with detail on expanding to new locations, current projects under construction, reviewing same location sales and identifying upcoming challenges with solutions to overcome.
3) Review of any agreements or contracts executed by the President.
4) Provide consultation on any and all matters by the President.

6   The President

The President will be responsible of all daily, weekly, monthly, quarterly and annual tasks, implemented at the highest level to maximize room occupancy and profit.

7   Company Organizational Structure

The Company does not have any employees. All renters are small business owners with no direct affiliation other than renters. All tasks and services needed for the company's operation are contracted to third party businesses.

8   Company Goals & Benchmark Reporting Requirement

Every year the President and Board Of Directors will compile goals.

9   On Boarding

Before any rooms can be rented at a location, the following must occur:

1) Legal entity filed with the State, including EIN issued
2) Bank account in Entity's name
3) General liability insurance
4) Municipality occupancy
5) Security system operational
6) Building dumpster set
7) Building mailbox installed
8) All signage installed
9) Location organizational system completed, including templates for Allowance Sheets, ACH forms, Rental Agreements

10   Listing, Marketing, Management

An agreement will be executed with a local manager for listing, marketing and management for renting the rooms.

The Board of Directors will determine documents, or checklists, the local manager to follow as part of the agreement.

The local manager's compensation to be determined.

11   Document Generation, Signing Authorities and Communication

The President will be responsible for generating all documents and will be the only signing authority on all bank accounts.

12   Meetings

When occupancy is less than 80% at any period in the previous 12 weeks, the Board will be every 6 weeks.

When occupancy is greater than 80%, the Board will meet not less than every 12 weeks.

Board members must keep attendance of greater than 80%. If attendance is less than 80% there will not be any compensation and voting rights will be suspended. If attendance does not increase above 80% within 26 weeks, the individual will forfeit their position on the Board.

13   Market Expansion

It is the goal of Salons to expand into the following municipalities with occupancy:

2024 – North Liberty, Iowa
2025 – Hiawatha
2026 – Marion plus one additional Cedar Rapids suburb
2025 – West Des Moines, Clive
2026 – Johnston, Ankeny, Ames

Targets

Quad City CSA	Iowa City/Cedar Rapids CSA	Des Moines CSA
3	5	8+

From 2027 to 2030, the business will turn to a scalable model with initial construction and lease up completed remotely and daily operations by a Market President.

Disclosure, the Salons will lease future locations in Real Estate where Mark Snyder owns the real estate.

14   Expansion Location Criteria

Future locations will almost never be within the major municipality. By being in the suburbs, the owners service a higher end clientele that lives in those suburbs. Further, Salons will be located close to major intersections, but not on the hard corner. It is ideal to be two or three blocks away from the major intersection.

Annual average daily traffic count of the main thoroughfare should be around 10,000. The neighboring 1 mile radius have a median household income of $65,000, 650 households and several retail centers, not big box retail.

It is beneficial to be located close to coffee user, under 1/2 mile away and a home center such as Lowe's under 3 miles away.

15   Expansion Location Financial Projection

EBITDA

$	416,000	Optimal Revenue
$	(7,040)	Vacancy
$	408,960	Revenue
$	2,400	Internet
$	9,500	Energy Utility

$	2,484	Water Utility
$	4,500	Insurance
$	188,936	Base Rent / Mortgage Note
$	38,456	Property Tax, Common Areas Maintenance
$	246,276	Total Of Expenses
$	**162,684**	**Annual Earnings**